Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

	1999	2000	2001	2002	2003

Earnings
Income From Continuing Operations *	72,856	65,951	92,533	105,882	108,906
Fixed Charges	34,305	55,621	72,217	77,726	99,212
Distributed Income of Equity Investment	—	—	40,800	30,938	27,733
Capitalized Interest	(2,133)	(4,559)	(4,000)	(4,345)	(5,290)

Total Earnings	105,028	117,013	201,550	210,201	230,561

Fixed Charges
Interest Expense	31,563	48,982	66,057	70,537	89,540
Capitalized Interest	2,133	4,559	4,000	4,345	5,290
Rental Interest Factor	609	2,080	2,160	2,844	4,382

Total Fixed Charges	34,305	55,621	72,217	77,726	99,212

Ratio: Earnings / Fixed Charges	3.06	2.10	2.79	2.70	2.32

     *     Excludes minority interest, extraordinary loss and equity earnings.